UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

J. Alexander’s Corporation

(Name of Issuer)

Common Stock, par value $0.05 per share

(Title of Class of Securities)

466096104

(CUSIP Number)

Mill Road Capital, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 2, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 466096104	Page 2 of 8 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 274,195
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 274,195
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 274,195
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.6%
14.	Type of Reporting Person (See Instructions) HC; IN

13D

CUSIP No. 466096104	Page 3 of 8 Pages

1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 274,195
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 274,195
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 274,195
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.6%
14.	Type of Reporting Person (See Instructions) HC; IN

13D

CUSIP No. 466096104	Page 4 of 8 Pages

1.	Names of Reporting Persons Mill Road Capital GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 274,195
	8.	Shared Voting Power
	9.	Sole Dispositive Power 274,195
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 274,195
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.6%
14.	Type of Reporting Person (See Instructions) HC; OO

13D

CUSIP No. 466096104	Page 5 of 8 Pages

1.	Names of Reporting Persons. Mill Road Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 274,195
	8.	Shared Voting Power
	9.	Sole Dispositive Power 274,195
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 274,195
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 466096104	Page 6 of 8 Pages

This Amendment No. 4 to the joint statement on Schedule 13D filed by the undersigned on March 23, 2009, with respect to the common stock, par value $0.05 per share, of J. Alexander’s Corporation, a Tennessee corporation (the “Initial Filing”), as amended by Amendment No. 1 on Schedule 13D filed by the undersigned on May 28, 2009, as amended by Amendment No. 2 on Schedule 13D filed by the undersigned on July 12, 2011, and as amended by Amendment No. 3 on Schedule 13D filed by the undersigned on September 1, 2011 (the Initial Filing, as so amended, the “Schedule 13D”), amends and supplements the Schedule 13D as follows:

1.	Item 3 of the Schedule 13D shall hereby be amended and restated in full as follows:

“Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons have acquired beneficial ownership of an aggregate of 274,195 shares of Common Stock for $602,507.10 using working capital from the Fund and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Fund with a broker on customary terms and conditions.”

2.	Items 5(a) and 5(b) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 5,993,453 shares of the Common Stock issued and outstanding as of August 15, 2011, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the fiscal quarter ended July 3, 2011. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of September 5, 2011, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).

The Fund directly holds, and thus has sole voting and dispositive power over, 274,195 shares of Common Stock. The GP, as sole general partner of the Fund, also has sole voting and dispositive power over these shares, and each of Messrs. Lynch and Scharfman has the shared authority to vote and dispose of these shares on behalf of the Fund. Accordingly, each of the Reporting Persons beneficially owns 274,195 shares of Common Stock, or approximately 4.6% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 274,195 shares of Common Stock, or approximately 4.6% of the outstanding shares of Common Stock.”

3.	Item 5(c) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(c) No Reporting Person, other than the Fund as set forth in the table below, effected any transaction in shares of the Common Stock from September 2, 2011 (the day after the filing of Amendment No. 3 to this Schedule 13D) until September 5, 2011:

CUSIP No. 466096104	Page 7 of 8 Pages

Date of Transaction	Shares Purchased/ (Sold)	Avg. Price per Share ($)

9/2/2011	(100,000)	$6.2500

Each of the above listed transactions was conducted in the ordinary course of business on the open market for cash. Purchases and sales have been aggregated daily, and purchase and sale prices do not reflect brokerage commissions paid.”

4.	Item 5(e) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(e) The Reporting Persons ceased to beneficially own in the aggregate, and the Fund, the GP, as the sole general partner of the Fund, and Messrs. Lynch and Scharfman ceased to beneficially own, 5.0% of the class of shares of Common Stock as of September 2, 2011.”

5.	Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

CUSIP No. 466096104	Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: September 7, 2011

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC,
its General Partner

By:	/s/ Scott P. Scharfman
Scott P. Scharfman
Management Committee Director

MILL ROAD CAPITAL GP LLC

By:	/s/ Scott P. Scharfman
Scott P. Scharfman
Management Committee Director

THOMAS E. LYNCH

By:	/s/ Scott P. Scharfman
Scott P. Scharfman, attorney-in-fact

SCOTT P. SCHARFMAN

/s/ Scott P. Scharfman
Scott P. Scharfman